SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ________________

Commission file number 1-16477

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENTRY HEALTH CARE, INC.

RETIREMENT SAVINGS PLAN

6705 Rockledge Drive, Suite 900

Bethesda, MD 20817

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVENTRY HEALTH CARE, INC.

6705 Rockledge Drive, Suite 900

Bethesda, MD 20817

REQUIRED INFORMATION

1)	Financial Statements and Schedules (and Notes thereto)

2)	Consent of Independent Registered Public Accounting Firm to Incorporation By Reference (attached)

SIGNATURES

Coventry Health Care, Inc. Retirement Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN

Date: June 22, 2007	By: /s/ Shawn M. Guertin
Shawn M. Guertin, Plan Administrator

By: /s/ Patrisha Davis
Patrisha Davis, Plan Administrator

COVENTRY HEALTH CARE, INC. RETIREMENT SAVINGS PLAN Audited Financial Statements and Supplemental Schedules Year ended December 31, 2006 with Report of Independent Registered Public Accounting Firm

Coventry Health Care, Inc. Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

Year ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm	2

Audited Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedules

Schedule H, Line 4i— Schedule of Assets (Held At End of Year)	13
Schedule H, Line 4j—Schedule of Reportable Transactions	15

Report of Independent Registered Public Accounting Firm

Administrative Committee

Coventry Health Care, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Coventry Health Care, Inc. Retirement Savings Plan as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Baltimore, Maryland

June 18, 2007

2

Coventry Health Care, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Cash	$ 66,530	$ 42,285
Investments	457,174,921	437,591,285

Receivables:
Participant contributions	1,205,978	551,181
Employer contributions	683,977	329,888
Total receivables	1,889,955	881,069

Net assets available for benefits, reflecting all investments at fair value	459,131,406	438,514,639

Adjustment from fair value to contract value for common collective trust fund	–	231,654
Net assets available for benefits	$ 459,131,406	$ 438,746,293

See accompanying notes.

3

Coventry Health Care, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions
Investment income:
Interest and dividends	$ 17,666,205
Net appreciation in fair value of investments	2,686,673
Net investment income	20,352,878

Contributions:
Participants	35,172,970
Rollovers	4,130,508
Employer, net of forfeitures	18,632,192
Total contributions	57,935,670
Total additions	78,288,548
Deductions
Benefits paid to participants	58,439,696
Administrative expenses	332,755
Total deductions	58,772,451

Net increase prior to plan transfer	19,516,097

Transfer from other plan	869,016
Net increase	20,385,113

Net assets available for benefits:
Beginning of year	438,746,293
End of year	$ 459,131,406

See accompanying notes.

4

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2006

1.	Plan Description

The following description of the Coventry Health Care, Inc. Retirement Savings Plan (the Plan) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document, which is available from the Human Resources Department of Coventry Health Care, Inc.

General

Coventry Health Care, Inc. and subsidiaries (the Company) adopted a savings plan and trust effective April 1, 1998. The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the Code), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. All employees of the Company are automatically eligible to participate in the Plan upon commencement of employment, unless an alternate qualified plan is available to certain employees during the 410(b) transition period for newly acquired entities which may have previously sponsored a qualified plan prior to acquisition. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Prior to November 30, 2006, participants with three or more years of service with the Company could liquidate the Employer match portion of the Company common stock fund, subject to SEC blackout period trading restrictions, and transfer the proceeds to other Plan investment options. Effective December 1, 2006, the Plan was amended to remove the three year service requirement for divestiture, allowing all participants regardless of their years of service to liquidate the Company common stock from their accounts, subject to SEC blackout period trading restrictions, and transfer the proceeds to other Plan investment options.

Plan Transfers

During 2005, the Company approved the merger of a defined contribution plan sponsored by an acquired company, First Health Priority Services, Inc. into the Plan. Participants of the First Health Priority Services, Inc. 401(k) Plan were eligible to participate in the Plan effective January 1, 2006. During February 2006, $869,016 of net assets remaining were transferred into the Plan.

5

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Plan Description (continued)

Plan Administration

T. Rowe Price is the custodial trustee and record keeper of the Plan’s investments in mutual funds, participant loans and the Coventry Health Care, Inc. common stock in the Plan. The Plan is administered by the 401(k) Plan Investment Committee, which is appointed by the Board of Directors of the Company.

Contributions

Eligible employees are automatically enrolled with a deferral rate of 6% of compensation unless they specify otherwise. Eligible employees can contribute an amount up to 75% of compensation, as defined by the Plan, subject to certain limitations under the Code. Participants age 50 or over may make additional catch-up contributions. In addition, the Company provides a matching contribution equal to 100% of each participant’s contribution up to a maximum of 3% of compensation, and 50% of each participant’s contribution in excess of 3% up to a maximum of 6% of compensation considered, for a maximum matching contribution of 4.5% of eligible Plan compensation. Company matching contributions are made in shares of the Company’s common stock.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions made prior to January 1, 2006, is based on years of service. Employer matching contributions made to Participant accounts prior to January 1, 2006, vest over the period listed below.

Less than one year	0%
One year	50
Two years or more	100

Effective January 1, 2006, the Plan was amended so that Employer matching contributions allocated on or after January 1, 2006 are referred to as safe harbor matching contributions. All safe harbor matching contributions made to the Coventry 401(k) Plan from the effective date will be 100% vested at all times.

6

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Plan Description (continued)

Benefits

Upon termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution. In-service withdrawals for situations including, but not limited to, financial hardships and attainment of age 59 ½, are allowed under the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan income (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts may first be used to pay administrative expenses and then to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant Loans

A participant may borrow a maximum of the lessor of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $500. Loans are repayable through payroll deductions over periods ranging up to five years, unless used to purchase a principal residence, in which case the term can be longer than five years. The interest rate is determined by the plan administrator based on prevailing market rates available for similar loans from commercial lending institutions and is fixed over the life of the note. The loans are secured by the balance in the participant’s account.

Forfeitures

During 2006, $739,041 in forfeited nonvested accounts was used to reduce employer contributions. As of December 31, 2006 and 2005, forfeited nonvested accounts available to reduce future employer contributions totaled $128,250 and $37,862, respectively. During 2006, $36,100 in forfeitures was used to pay administrative expenses.

7

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1.	Plan Description (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition and Investment Valuation

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities, and any realized gains or losses resulting from those transactions, are recorded on a trade-date basis.

Investments of the Plan are stated at fair market value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units in the common trust funds are based on quoted redemption values on the last day of the Plan year. Coventry Health Care, Inc. common stock is valued at the last reported sales price on the last business day of the Plan year. Cash includes amounts to be used to pay for investments purchased but not yet settled at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

8

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2.	Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for any period presented.

9

Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3.   Investments

The values of individual investments that represent 5% or more of the Plan’s net assets as of December 31 were as follows:

	2006	2005

Coventry Health Care, Inc. Common Stock**	$ 109,957,103	$ 125,880,940
Growth Fund of America	38,023,043	38,303,400
T. Rowe Price Stable Value Fund A	–	27,761,216
T. Rowe Price Mid-Cap Growth Fund	27,352,225	26,949,737
Vanguard Growth & Income Fund	25,852,769	25,002,404
T. Rowe Price Equity Index Trust	23,818,981	22,608,673
T. Rowe Price Summit Cash Reserves Fund	44,053,628	*

*	Investments represent less than 5% of net assets available for benefits for period presented.
**	Substantially a nonparticipant-directed investment in 2006 and 2005 (see Note 4).

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices by $2,686,673 as follows:

Mutual and stock funds	$ 14,464,580
Common trust funds	3,303,872
Coventry Health Care, Inc. Common Stock	(15,081,779)
$ 2,686,673

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Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

4.	Nonparticipant-Directed Investments

Effective December 1, 2006, the plan was amended to eliminate the three year of service requirement for divestiture of employer stock in the employer matching portion of the participant’s balance. This amendment enabled all participants to diversify their company stock from their employer matching contributions regardless of service (see Note 1).

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2006	2005
Investments, at fair value based on quoted market prices:
Coventry Health Care, Inc. Common Stock	$ *	$125,880,940

* Plan was amended in 2006 to eliminate the service requirement for divestiture of Company match into other investments.

5.	Party-in-Interest Transactions

Certain of the Plan’s administrative functions are performed by T. Rowe Price. In addition, certain Plan investments are shares of mutual funds and units in common trust funds managed by T. Rowe Price. The Plan paid T. Rowe Price $332,755 in fees in 2006. Transactions with T. Rowe Price qualify as exempt party-in-interest transactions.

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the code.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Coventry Health Care, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

8.	Differences Between Financial Statements and Form 5500

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$ 459,131,406	$ 438,746,293
Amounts allocated to withdrawn participants	–	(4,932)
Net assets available for benefits per the Form 5500	$ 459,131,406	$ 438,741,361

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

Year ended December 31 2006

Benefit payments per the financial statements	$ 58,439,696
Less: amounts allocated to withdrawn participants at beginning of year	(4,932)
Benefit payments per the Form 5500	$ 58,434,764

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Supplemental Schedules

Coventry Health Care, Inc. Retirement Savings Plan

EIN 52-2073000 Plan #002

Schedule H, Line 4i—

Schedule of Assets (Held At End of Year)

December 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost	Current Value
Mutual and stock funds:
T. Rowe Price GNMA Fund*	322,714	shares	**	$ 3,023,834
PIMCO Total Return, Admin. Shares	1,947,511	shares	**	20,215,167
American Century Small Cap Value Fund	2,076,491	shares	**	20,225,023
T. Rowe Price Equity Income Fund*	135,600	shares	**	4,006,986
Fidelity Low Priced Stock Fund	91,898	shares	**	4,001,239
Growth Fund of America	1,164,208	shares	**	38,023,043
T. Rowe Price Mid-Cap Growth Fund*	509,447	shares	**	27,352,225
T. Rowe Price Mid-Cap Value Fund*	121,952	shares	**	3,100,030
Neuberger Berman Genesis Trust	411,351	shares	**	19,633,781
T. Rowe Price Real Estate Fund*	266,238	shares	**	6,743,805
T. Rowe Price Retirement Income Fund*	79,760	shares	**	1,047,247
T. Rowe Price Retirement 2010 Fund*	485,830	shares	**	7,710,122
T. Rowe Price Retirement 2020 Fund*	1,001,332	shares	**	17,373,108
T. Rowe Price Retirement 2030 Fund*	1,017,886	shares	**	18,922,506
T. Rowe Price Retirement 2040 Fund*	362,019	shares	**	6,787,859
Royce Low Priced Stock Fund	139,561	shares	**	2,348,810
T. Rowe Price Summit Cash Reserves Fund*	44,053,628	shares	**	44,053,628
Templeton Foreign Fund	1,263,660	shares	**	17,236,316
Vanguard Asset Allocation Fund	250,707	shares	**	7,215,351
Vanguard Growth & Income Fund	722,952	shares	**	25,852,769
Vanguard Mid-Cap Index Fund	192,175	shares	**	3,801,224
Vanguard Prime Cap Fund	158,568	shares	**	10,933,239
Total mutual and stock funds				$ 309,607,312

13

Coventry Health Care, Inc. Retirement Savings Plan

EIN 52-2073000 Plan #002

Schedule H, Line 4i—

Schedule of Assets (Held At End of Year) (continued)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost	Current Value
Common trust funds:
T. Rowe Price Equity Index Trust*	575,338	shares	**	$ 23,818,981
Total common trust funds				23,818,981

Participant loans*	Maturing at various dates; interest rates ranging from 4.25% to 11.5%			13,791,525
Total participant-directed investments

Coventry Health Care, Inc.*	2,196,945 shares of common stock			109,957,103
Total investments				$ 457,174,921

*	Party-in-interest.
**	Historical cost has been omitted, as these investments are participant-directed.

14

Coventry Health Care, Inc. Retirement Savings Plan

EIN 52-2073000 Plan #002

Schedule H, Line 4j—Schedule of Reportable Transactions

Year ended December 31, 2006

(a) Identity of Party Involved	(b) Description of Assets	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)

Category (iii)—series of transactions in excess of 5% of plan assets
Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock	$ 19,841,204	–	$ 19,841,204	$ 19,841,204	–
Coventry Health Care, Inc.	Coventry Health Care, Inc. common stock	–	$ 20,683,212	5,663,934	20,683,212	$ 15,019,278

There were no category (i), (ii) or (iv) transactions during the Plan year.

Columns (e) and (f) are not applicable.

15